Virginia Financial Group, Inc.

102 South Main Street

Culpeper, Virginia 22701

December 26, 2007

BY FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Attention: Mark S. Webb, Esq. — Branch Chief

Re:	Virginia Financial Group, Inc.

Registration Statement on Form S-4 (File No. 333-146249)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Virginia Financial Group, Inc., a Virginia corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-146249) to 11:00 a.m., Eastern Time, on Thursday, December 27, 2007, or as soon thereafter as practicable.

In addition, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (540) 964-2217 or Scott H. Richter of LeClairRyan at (804) 343-4079 if you have any questions.

Very truly yours, Virginia Financial Group, Inc.

By:	/s/ Jeffrey W. Farrar
Jeffrey W. Farrar Executive Vice President and Chief Financial Officer

cc:	Timothy A. Geishecker, Esq.

Scott H. Richter, Esq.

Fred W. Palmore, III, Esq.